October 7, 2005



Mail Stop 6010

Christopher Miles
Wimax EU, LTD
356 Pine Avenue, Apt. 1
Pacific Grove, California 93950

Re:	Wimax EU, LTD
	Amendment No. 2 to Registration Statement on Form SB-2
	Filed September 23, 2005
	         File No. 333-123351
Dear Mr. Miles:
      We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Summary, page 1
1. Please provide independent and objective support for your statements on page 2 that "testing of the technology has ended and final ratification is expected in the next few months" and that the technology will become available for purchase within the next couple of months. Clarify who is conducting the testing and ratification. Also, in another appropriate location of your document, clarify the material results of this test including the coverage of antennae and any material limitations.
2. In your new disclosure in response to our comment 5, you describe providing content in addition to providing internet access to customers. Please disclose the nature of the content you intend to provide to customers in the business section.
3. The second phrase quoted in comment 7 remains in your document. Therefore, we reissue the comment.
4. Please tell us how you know that competitors do not offer 24-hour service.
Risk Factors, page 3
5. We note your response to comment 9; however, it is unclear where you have included a risk factor to briefly explain the automatic suspension and alert investors to the risks.
Exhibits
6. We note your response to our prior comment 17, yet you have not filed the lock-up agreements with the four shareholders described in the second paragraph on page 21. Please file such lock-up agreements.
7. We note your response to our prior comment 18. Please reconcile your response with Exhibit 10.8 in Amendment No. 2 filed on August 26, 2005 that indicates there is such a waiver.
June 30, 2005 Condensed Financial Statements
Condensed Statements of Operations, page 2
8. Please refer to our prior comment 20. The weighted average number of shares outstanding calculation that you provided for the six months ended June 30, 2005 does not appear mathematically accurate.
Please advise or revise.
Note D - Shareholders` Equity, page 10
9. Please refer to our prior comment 22. We note from your response that "basically a minimum value calculator was applied which excludes the expected volatility of the underlying stock." As previously noted in our August 5, 2005 letter, the minimum value method is not appropriate for options issued after you filed your SB-2. If you continue to believe that your volatility is 0%, please provide us with your supporting calculations.
10. Please refer to our prior comment 23. We note from your response dated September 23, 2005,"the guidance of SFAS 150 was used to record this transaction" and from your response dated August 25, 2005 "the company accounts for the fair value of the call option in accordance with SFAS 150, which requires the company to adjust the call option to fair value." Please tell us the fair value of the option, how you determined the fair value of the option, where this is recorded in your financial statements, and how you specifically applied SFAS 150.

December 31, 2004 Financial Statements, page F-1
Balance Sheet, page 3
11. Please refer to our prior comment 21. We note from your response that the approving resolution only affected issued and outstanding shares. Given that your outstanding shares exceeded your authorized shares at December 31, 2004, please tell us why you have not reflected the shares issued in excess of authorized shares as a liability in your December 31, 2004 balance sheet.
Note E - Commitments and Contingencies, page F-12
12. Please refer to our prior comment 24. It remains unclear to us, how you have addressed our prior comments regarding your royalty agreement. Please address the following:
* Reconcile the disclosures with the terms of the agreements included in exhibits 10.2 and 10.6, including the 30-year term of the agreement under section 1(d) of the royalty agreement with your disclosure of a ten year term.
* Tell us where the agreement discusses the issuance of 1,000,000 shares of stock.
* Tell us why you are valuing the shares at $0.01 per share.
* Tell us and disclose how you are accounting for the share consideration and tell us why.
* Please revise your interim financial statements to discuss the significant terms and accounting for this agreement and the addendum signed on January 3, 2005.
* Cite the accounting literature upon which you relied.

Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for
an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their
respective
responsibilities under the Securities Act of 1933 and the
Securities
Exchange Act of 1934 as they relate to the proposed public
offering
of the securities specified in the above registration statement.
We
will act on the request and, pursuant to delegated authority, grant
acceleration of the effective date.
	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Eric Atallah at (202) 551-3663 or in his absence, Kaitlan Tillan at (202) 551-3604, if you have questions regarding comments on the financial statements and related matters.
Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-
3617
with any other questions.
      Sincerely,




							Russell Mancuso
							Branch Chief

cc:	Greg E. Jaclin, Esq.